UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 6, 2021

(Date of earliest event reported)

PUNCH TV STUDIOS, INC.

(Exact name of issuer as specified in its charter)

Delaware

_____________________________________________________________

(State of incorporation)

11705 Willake Street

Santa Fe Springs, CA 90670

(Full mailing address of principal executive offices)

(323) 489-8119

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to

Regulation A: Common Stock, par value $0.0001 per share

ITEM 9. OTHER EVENTS

On September 30, 2021, the Securities Exchange Commission (SEC) filed an action against Punch TV Studios and its CEO Joseph Collins alleging that they raised more than $1.2 million from nearly 700 investors through unregistered offerings of Punch TV's common stock.

The company and its CEO Joseph Collins believes that that SEC has it wrong and will seek to vigorously defend itself from such an aggressive action by the SEC.

The SEC's complaint, which charges the defendants with violating the securities registration provisions of Section 5(a) and (c) of the Securities Act of 1933, seeks injunctive relief, disgorgement plus interest, civil penalties, and penny stock bars.

This is a terrible horrible mistake by the SEC, this critical decision will influence race and ethnic relations in the United States which have been amplified following the Black Lives Matter social movement. On the one hand, the President of the United States, Joe Biden, and the President’s Administration, have engaged in a public campaign announcing a “Plan to Rescue and Revitalize Main Street2 ..” The Plan is designed to help black and minority-owned small businesses access capital. The Plan compliments the SEC’s mission to facilitate capital formation and assist small businesses access capital pursuant to the final rules in connection with amendments to Regulation A in 2015 (“Regulation A+3 ”).

However, Regulation A+ promoted an ideal that was not attainable by black entrepreneurs like Mr. Collins. The SEC must decide whether it intends on supporting the President’s Plan by deciding not to bring an enforcement action in this case. The wrong decision will have unforeseeable and unintended ramifications such as chilling African American participation in capital markets and further fueling the distrust of government felt by the majority of minorities. During President Joe Biden’s speech on June 1, 2021 in Tulsa, Oklahoma, he told a crowd that black entrepreneurs are as successful and capable as white entrepreneurs but need more resources. In addition, President Biden stated that small businesses are the engines of the U.S. economy and the glue of U.S. communities. Moreover, African Americans don’t have access to lawyers and accountants like whites. In this case, Mr. Collins and the Company relied on experts for financial and legal advice. Since the SEC chose to bring this case, it will send a message to African Americans that they cannot do right before the eyes of the law or the courts in the United States if they decide to raise capital by relying on federal regulations, even if they hire accountants and specialized lawyers to help them navigate a system that has long excluded their participation. SEC is clearing sending a message that having even if you relied on the advisement of creditable counsel, entrepreneurs, who are not attorneys may still be persecuted by laws that were not designed for African American nor people of color. Even if the government designs a program that is supposed to inspire capital growth in the community.

As the CEO, I say shame on the SEC.

Punch TV Studios has provided more the 150 jobs for at risk youth and more than 110 good paying jobs to people of the community through its life-time. As the CEO Mr. Collins has forgone his salary until the company becomes profitable.

President Biden asked the audience to imagine, instead of denying millions of entrepreneurs the ability to access capital and contracting, what if it was made possible to take their dreams to the marketplace to create jobs and invest our communities. The data shows young black entrepreneurs are just as capable of succeeding given the chance as white entrepreneurs are, but they don't have lawyers, they don't have accountants, but they have great ideas. The Administration set up the national small business administration so that minorities can have more access to capital. If African Americans are to be as capable as white entrepreneurs as stated by President Biden, then they must be given the infrastructure to succeed and the understanding that if they fall in their beginning attempts, they must get back up and attempt to succeed, even in an economy that has historically been designed to exclude them. We ask you to imagine, instead of punishing Mr. Collins for being the first African American who raised capital under Regulation A for the Company, what if the SEC engaged in discussions with Mr. Collins and the Company to determine how to develop new programs by the SEC’s Office of Investor Advocacy and Education to encourage and support African American participation in capital markets. Regulation A+ was more attractive than Regulation A for several reason

The JOBS Act established a regulatory structure for startups and small businesses to raise capital through securities offerings using the Internet through crowdfunding. The crowdfunding provisions of the JOBS Act were intended to help provide startups and small businesses with capital by making relatively low dollar offerings of securities, featuring relatively low dollar investments by the “crowd,” less costly. The SEC believed that the overall intent of providing the exemption under Section 4(a)(6) was to provide an additional mechanism for capital raising for startup and small businesses and not to affect the amount an issuer could raise outside of that exemption. The startups and small businesses that the SEC expect[ed] would rely on the crowdfunding exemption were likely to experience a higher failure rate than more seasoned companies.

Now the SEC wants to punish our company, for what it alleges and has termed a “Technical Error”. There is clearly no fraud, nor criminal activity, but a Technical Error. As the CEO, I asked the question where’s the support system for people of color that want to use a Regulation A, which was purported by the government to give access to capital markets without the need for investment bankers.

Punch TV Studios has more than 11,000 stockholders that are directly from the urban community, 99.5% of whom are in full support of the direction of the company and support its CEO Joseph Collins. We are believed to have the largest base of independent investors in America.

The SEC’s “regulation by enforcement” approach has had a negative impact on African Americans in general. While there are presently no statistics available to cite, the overwhelming majority of public companies or their officers and directors are not African American. This enforcement action against the Company and Mr. Collins would confirm for African Americans that they have no place in the capital markets of the United States.

SEC Chair Mary Jo White’s October 28, 2015 keynote address to Practicing Law Institute’s 47th Annual Securities Regulation Institute, just under six months before the Company’s Regulation A Offering was qualified by the Commission, indicated that it was too early to draw conclusions on Regulation A+ and stated: “Companies are beginning to take advantage of the new rules in greater numbers than was the case under the prior version of the exemption, with approximately 34 companies publicly filing offering statements and 16 companies filing non-public draft offering statements. The staff has qualified three offerings so far, and it remains to be seen how investors will react to such offerings. The Company was one of the first Regulation A offerings to be qualified by the Commission on April 5, 2016, and it was historic because it was also the first African American-owned company to be qualified by the Commission.

We believe that the SEC’s case will fail because there was no “sale” of securities for purposes of Section 5 of the Securities Act because sales were made prior to the beginning of the Suspension Period. We further contend that the suspension-period, which was for only 9 months, was in and of itself an over-reach by the SEC. The company settled for the suspension-period in hopes of resolving this issue. The transactions that are the subject of this lawsuit were initiated to collect payment from shareholders who were issued shares but did not pay the Company for those shares. In-house counsel who specializes in securities law during the Suspension period (hired about April 2018) as communicated by Mr. Collins in SEC testimony, “this is not a sales process; this is a collection process. And so it's not about selling shares. It's about collecting the money.”

There is no government infrastructure to assist disadvantage population and communities of color in investment banking, trading securities, or implementing Regulation A+. The goal of Regulation A was to put money in the hands of small businesses without the need for investment bankers who end up profiting from the transactions. Barriers for African Americans that prevent access or even to gain a footing in the U.S. financial markets is historic, current, and systemic.

At the time Punch TV commenced its Regulation A Offering, there were no Public Company Accounting Oversight Board qualified CPAs that would work with African Americans. Access to qualified attorneys was also limited because there were few attorneys who had experience with or really understood Regulation A+ because it was so new, let alone attorneys willing to assist African Americans entrepreneurs. The system created by the U.S. Government and the SEC discriminates against entrepreneurs of color who engage in capital raising activities without investment bankers because it fails to provide professional resources that are readily available to privileged members of society.

Yet, despite the fact that African Americans do not have the same resources, the SEC is proposing enforcement to hold accountable entrepreneurs of color to the same standards as privileged members of society. In this case, Mr. Collins made every attempt to procure professional or specialized resources that are not readily available in the African American Community. For example, Mr. Collins searched nationwide simply to find a CPA that would work with the Company because of the hesitancy and wariness of professionals willing to work with African Americans in capital markets.

 Mr. Collins was finally only able to locate someone that pretended to be a CPA. But the company discovered that he lied lied about his qualifications as a CPA. The Company’s attorney at the time advised the Company to disclose that there was an administrative error in connection with the Company’s financial statements instead of saying explicitly that the CPA lied about his qualifications. The CPA’s lie and the attorney’s bad advice on how to disclose the lie resulted in the SEC suspension. Punch TV, however, is paying the price for bad advice from experts, hired in good faith, retained in a system that does not provide adequate understanding or support to the unique challenges faced by African Americans. The company was able to find Ira Viener CPA to complete the audit of the company. The SEC infrastructure has not been designed with the intent to include African Americans and allows only privileged people to thrive. The limited successes attained by people of color are a rare exception in capital markets.

Mr. Collins relied on the way that Regulation A+ was marketed by the SEC, trusted that the government created Regulation A to help small businesses fund themselves to get off the ground, and acted according to the spirit of the law. Mr. Collins certainly did not foresee at that time that an SEC investigation would unfold in the manner it has to date over a program that was purportedly designed to help small businesses. (Joseph Collins SEC Investigative Testimony, June 17, 2021, Page 1023 at Lines 4-25). Mr. Collins did not foresee that the SEC would not be helpful in providing solutions, but instead, would cause Company employees including himself, to testify often eight hours per day, day after day, in connection with such an investigation. We find this to be egregiously bias and unwarranted.

Each of the individuals who testified, when advised that they could have representation, asked for representation to be paid for by the SEC because none of the individuals who testified could afford representation. The SEC said that they were simply being asked a few questions and the SEC literally had community people giving testimony without the benefit of an attorney. They were advised they had the right to an attorney, but obviously the witnesses could not afford an attorney. So, they testified without the benefit of an attorney to help you understand the questions they were being asked.

So let me paint this picture, you as a member of the community are in a room full of attorneys, questioning you about the company, but you have no attorney on your side to help you understand the questions.

The foregoing not only highlights the lack of support or infrastructure required by African Americans to succeed in capital markets, but the harsh reality that in the U.S., you only get as much justice as you can afford.

Regulation A was new at the time and should have provided allowances and support for infrastructure and accessible resources for entrepreneurs to succeed since the goal of Regulation A is to create jobs, wealth or empower small businesses or people of color. Since the Company was forced to develop its own platform, it experienced system glitches without a team of IT technicians to immediately identify and resolve any issues.

Given that a SEC Commissioner publicly states the SEC needs support drivers of economic growth and not hinder growth of minority-owned businesses, how will enforcing this action against Mr. Collins accomplish this goal? This action will only exacerbate the problem that the SEC is claiming to address. If the SEC really wants to take an active role in empowering minority-owned businesses and assisting them in obtaining capital so they may grow, the SEC will help Mr. Collins by providing an opportunity for him grow his business, that may be shut down by the proposed enforcement action. Mr. Collins has already been punished for being an African American. The SEC should be the instrument for his success by providing resources Mr. Collins needs to succeed rather than causing the failure of a minority owned business with a minority stockholder based .

The Company and Mr. Collins acted in good faith when they hired and relied on in-house counsel with specialized securities law knowledge to navigate the Company through the complicated securities framework. To say that Mr. Collins could have done anything more would imply that he would have needed to be another person, perhaps a privileged securities attorney of another race, which is a factual impossibility. Companies engaging in Regulation A are not provided with a set of specific procedures for ensuring that they do not violate federal securities laws.

The SEC investigative process in and of itself has been an expensive and laborious burden to our small company, which we believe is intentional. We have had to dedicate tremendous resources to comply with the demands of this investigation. All of this for Regulation A, a regulation that was supposed to be designed to empower job growth and entrepreneurship, has become analogous to a “high-tech lynching” of Punch TV Studios, its CEO and potentially, every African American that attempts the same.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Punch TV Studios, Inc.
a Delaware corporation

by:	/s/ Joseph Collins
Name:	Joseph Collins
Its:	CEO
Date:	October 6, 2021